Exhibit 99.1

Brookfield

2026

Brookfield Business Corporation

MANAGEMENT INFORMATION CIRCULAR

Annual General Meeting - June 18, 2026

Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

An Annual General Meeting of Shareholders of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.) (the “Corporation” or “BBUC”) will be held on Thursday, June 18, 2026 at 9:00 a.m. Eastern Daylight Time (“EDT”) in a virtual meeting format to:

1.	receive (i) the financial statements of the Corporation for the period from October 10, 2025 to December 31, 2025, including the external auditor’s report thereon, and (ii) the consolidated financial statements of Brookfield Business Partners L.P. for the fiscal year ended December 31, 2025, including the external auditor’s report thereon;

2.	elect the board of directors of the Corporation; and

3.	appoint the external auditor of the Corporation and authorize the board of directors of the Corporation to set its remuneration.

We will also consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. The Corporation holds its shareholder meetings in virtual-only format as a cost-effective and sustainable means of engaging with shareholders in a manner that affords equal opportunity to all shareholders to take part in the meeting. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://meetings.lumiconnect.com/400-500-408-521 and entering your control number and password “BBUC2026” (case sensitive). See “Q&A on Voting” in our management information circular dated May 7, 2026 (the “Circular”) for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on Thursday, April 30, 2026. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular, a form of proxy or voting instruction form and our annual report on Form 20-F (which includes the consolidated financial statements of Brookfield Business Partners L.P. for the fiscal year ended December 31, 2025 and related management’s discussion and analysis) (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access”. Electronic copies of the investor materials may be accessed at https://bbuc.brookfield.com/ under “News & Events—Events” and at www.sedarplus.ca and www.sec.gov/edgar.

If you would like paper copies of any investor materials please contact us at 1-866-989-0311 or bbuc.enquiries@brookfield.com and we will mail materials free of charge within three (3) business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. EDT on June 1, 2026.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management representatives identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint yourself as proxyholder in order to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a non-registered shareholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on June 16, 2026, or, in the event the virtual meeting is adjourned or postponed, not less than two (2) business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•   On the internet at www.meeting-vote.com; or

•   Mail your signed proxy using the business reply envelope accompanying your proxy; or

•   Email your signed proxy to proxyvote@tmx.com; or

•   Fax your signed proxy to 416-607-7964; or

•   By telephone at 1-888-489-7352 (toll-free North America).

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, TSX Trust Company at 1-866-751-6315 (toll-free North America) or 416-682-3860 (outside North America) or visiting www.tsxtrust.com/control-number-request by no later than the Proxy Deadline and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a control number. This control number will allow your proxyholder to log in to and vote at the meeting online. Without a control number, your proxyholder will not be able to vote or ask questions at the meeting. They will only be able to attend the meeting online as a guest.

By Order of the Board

“A.J. Silber”

A.J. Silber
Managing Director, General Counsel

and Corporate Secretary

May 7, 2026

Letter to Shareholders

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2026 annual meeting of Brookfield Business Corporation (the “Corporation” or “BBUC”). The annual meeting will occur by webcast at 9:00 a.m. (Eastern Daylight Time) on Thursday, June 18, 2026. You can read about the business of the meeting beginning on page 9 of the accompanying Management Information Circular (the “Circular”). The Circular also provides important information on voting your shares at the meeting, our seven (7) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

2025 Review

Our business performed well in 2025 and the progress we achieved to build value across our operations should contribute to increased earnings and cash flows over time. During the year we generated over $2 billion from our capital recycling initiatives, invested $700 million in four growth acquisitions and repurchased $235 million of our shares at a significant discount to intrinsic value. Subsequent to year end, we completed a reorganization of our corporate structure which simplifies our financial reporting and should enhance global demand for our shares.

Our residential mortgage insurer had a strong year. New insurance premiums written increased compared to the prior year, supported by the introduction of new mortgage insurance products and improved homebuyer affordability. Recent vintages of the insurance book are trended in line with expectations, with loss ratios normalizing toward long-term average levels which the business is well positioned to manage.

We are advancing planned modernization and technology upgrades to enhance the user experience and overall customer service levels at our dealer software and technology services operation. Customer renewal activity including a multi-year extension with a large publicly traded auto dealership, helped offset the impact of churn during the year. Costs associated with these modernization initiatives were included in financial results and will position the business for improved longer-term profitability.

Improved margins, favorable mix and the ongoing ramp-up of recent commercial wins contributed to full-year performance at our lottery services operation. The business continued to execute on a strong pipeline of new commercial opportunities including the full roll-out of its U.K. digital service offering which was completed earlier this year.

Strong performance at our advanced energy storage operation was driven by growing demand for advanced batteries and a continued focus on operational execution. During 2025, the business announced a multi-billion-dollar capital reinvestment program focused on expanding U.S. manufacturing capacity, developing state-of-the-art facilities and enhancing recycling and critical mineral recovery capabilities. These investments are supported by strong cash flow generation and U.S. manufacturing tax credits of $1 billion received in Q1-2026 related to fiscal year 2025.

Solid results at our engineered components manufacturer were primarily driven by new business wins, commercial actions and cost optimization initiatives. Underlying end market demand was slow to recover and remained below normal cycle levels throughout the year. While the timing of a full volume recovery is uncertain, the business is well positioned even in a more modest end market recovery scenario.

Our strategy remains consistent: to own high-quality businesses characterized by strong demand, market leadership and pricing power. The strength of our operations, combined with our hands-on approach to repositioning the businesses we own, continues to differentiate our performance and underpin our ability to enhance cash flows and drive long-term value. We remain committed to compounding value for our shareholders and believe we are well positioned to navigate an environment of ongoing geopolitical and economic uncertainty.

Shareholder Meeting

Please take the time to read our Management Information Circular and determine how you will vote your shares.

The Board wishes to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on June 18th.

Yours truly,

“Cyrus Madon”

Cyrus Madon

Executive Chairman
Brookfield Business Corporation

Management Information Circular

Table of Contents

Part One – Voting Information		1

Who Can Vote		1
Notice and Access		2
Q & A on Voting		2
Principal Holders of Voting Shares		8

Part Two – Business of the Meeting		9

1.	Receiving the Financial Statements	9
2.	Election of Directors	9
3.	Appointment of External Auditor	16

Part Three – Statement of Corporate Governance Practices		18

Overview		18
Board of Directors		18
Sustainability Management		25
Code of Business Conduct and Ethics		28
Personal Trading Policy		28

Part Four – Director Compensation and Equity Ownership		29

Director Compensation		29
Equity Ownership of Directors		30

Part Five – Report on Executive Compensation		31

Executive Overview		31
Compensation Elements Paid by Brookfield		31
Base Salaries		32
Cash Bonus and Long-Term Incentive Plans		32
Performance Graph		34
Summary of Compensation		34
Pension and Retirement Benefits		39
Termination and Change of Control Benefits		39

Part Six – Other Information		41

Indebtedness of Directors, Officers and Employees		41
Audit Committee		41
Related Party Transactions		41
Management Contracts		42
Normal Course Issuer Bid		42
Availability of Disclosure Documents		43
Other Business		44
Directors’ Approval		45

Appendix A – CHARTER OF THE BOARD		1

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Part One – Voting Information

This Management Information Circular (the “Circular”) is provided in connection with the solicitation by management of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.) (the “Corporation” or “BBUC”) of proxies for the Annual General Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual General Meeting of Shareholders and Availability of Investor Materials dated May 7, 2026 (the “Notice”) to be held in a virtual meeting format only on Thursday, June 18, 2026 at 9:00 a.m. Eastern Daylight Time (“EDT”). See “Q&A on Voting” on page 2 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bbuc.brookfield.com/ under “News & Events—Events”, on our SEDAR+ profile at www.sedarplus.ca and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. The cost of solicitation will be borne by the Corporation.

The solicitation of proxies hereby is not subject to the requirements of Section 14(a) of the U.S. Securities and Exchange Act of 1934, as amended (“U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, the solicitation of proxies is being made by or on behalf of the Corporation in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations.

The information in this Circular is given as at May 7, 2026, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2025 as reported by Bloomberg of C$1.00 = US$0.72863, unless otherwise indicated.

Who Can Vote

As at April 30, 2026, the Corporation had 206,492,638 class A subordinate voting shares (“Class A Shares”), four (4) class B multiple voting share (“Class B Shares”) and four (4) special non-voting incentive shares (“Special Shares”) outstanding. The Class A Shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. BPEG BN Holdings LP, a wholly-owned subsidiary of Brookfield, holds all of the Class B Shares (see “Principal Holders of Voting Shares” on page 8 of this Circular for further information).

Each registered holder of record of Class A Shares or Class B Shares as at the close of business on Thursday, April 30, 2026 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a Class A Share or a Class B Share on such date is entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in the Corporation’s articles or as required by law, holders of Special Shares are entitled to notice of, and to attend, any meetings of shareholders of the Corporation, but are not entitled to vote at any such meetings.

The share conditions for the Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of Class A Shares is entitled to cast one (1) vote for each Class A Share held at the Record Date for determination of shareholders entitled to vote on any matter and (ii) each holder of Class B Shares is entitled to cast, in the aggregate, a number of votes equal to three (3) times the number of votes attached to the Class A Shares. The effect of the foregoing is that the holders of the Class A Shares hold an aggregate 25% voting interest in the Corporation and holders of the Class B Shares hold an aggregate 75% voting interest in the Corporation. Except as otherwise expressly provided in the Corporation’s articles or as required by law, the holders of Class A Shares and Class B Shares vote together and not as separate classes.

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Notice and Access

The Corporation is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on our website at https://bbuc.brookfield.com/ under “News & Events—Events”, in addition to posting it on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. The Corporation has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. The Corporation will not directly send the Notice Package to non-registered shareholders. Instead, the Corporation will pay Intermediaries (as defined on page 4 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, is consistent with our focus on sustainability and results in significantly lower printing and mailing costs in connection with the meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and our annual report on Form 20-F (which includes the consolidated financial statements of Brookfield Business Partners L.P. for the fiscal year ended December 31, 2025 and related management’s discussion and analysis) (the “Annual Report on Form 20-F”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or bbuc.enquiries@brookfield.com, in which case the Corporation will mail this Circular within three (3) business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 9:00 a.m. EDT on June 1, 2026 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one (1) year of this Circular being filed, the Corporation will mail this Circular within ten (10) calendar days of such request.

The deadline for shareholder proposals for the Corporation’s 2027 Annual General Meeting of Shareholders is March 18, 2027. Shareholder proposals should be submitted to the Corporation’s registered office at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Election of the Directors	Class A Shareholders; Class B Shareholders	FOR each director nominee
Appointment of the External Auditor and authorizing Directors to set its remuneration	Class A Shareholders; Class B Shareholders	FOR the resolution

Who is entitled to vote?

Holders of Class A Shares at the close of business on Thursday, April 30, 2026 are entitled to one (1) vote per share on the items of business as identified above. Holders of Class B Shares at the close of business on Thursday, April 30, 2026 are collectively entitled to cast, in the aggregate, a number of votes equal to three (3) times the number of votes attached to the Class A Shares issued and outstanding on the items of business as identified above. Holders of Special Shares are not entitled to vote on the items of business as identified above.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting, submit questions and vote, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

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Shareholders who wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting the form of proxy by calling 1-866-751-6315 (toll-free North America) or 416-682-3860 (outside North America) or visiting www.tsxtrust.com/control-number-request no later than 5:00 p.m. EDT on June 16, 2026, or, in the event the virtual meeting is adjourned or postponed, not less than two (2) business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”) and providing TSX Trust with the name and email address of your appointee. TSX Trust will provide your appointee with a control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder (including, if you are a non-registered shareholder, failing to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

How do I vote?

Shareholders can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form (by Internet, telephone or mail) prior to the meeting; or

•	during the meeting by online ballot through the live webcast platform.

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder who has duly appointed itself as proxyholder), you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting. The Corporation holds its shareholder meetings in virtual-only format as a cost-effective and sustainable means of engaging with shareholders in a manner that affords equal opportunity to all shareholders to take part in the meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://meetings.lumiconnect.com/400-500-408-521

Step 2: Follow these instructions:

Registered shareholders: Click “I have a Login” and then enter your 13-digit control number found on your form of proxy and the password “BBUC2026” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the meeting by clicking on the “Voting Icon” on the meeting center site. If you log in and vote on any matter at the meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the meeting and do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the meeting.

Duly appointed proxyholders: Click “I have a Login” and then enter the control number provided to you by TSX Trust and the password “BBUC2026” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the meeting by clicking on the “Voting Icon” on the meeting center site. If you log in and vote on any matter at the meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the meeting and do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the meeting.

Guests: Click “I am a guest” and then complete the online form.

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It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy prior to the Proxy Deadline as follows:

•	by internet: access www.meeting-vote.com and follow the instructions on the screen. You will need your 13-digit control number, which is printed on the form of proxy sent to you.

•	by mail, by email, by fax: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to TSX Trust Company:
Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or send to the email address or fax number

•	by telephone: call toll-free in North America at 1-888-489-7352. You will be prompted to provide the 13-digit control number printed on the form of proxy sent to you.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by TSX Trust. If you vote by telephone or via the internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the management representatives identified in the form of proxy you will need to complete the additional step of registering your proxyholder with TSX Trust at 1-866-751-6315 (toll-free in North America) or 416-682-3860 (outside North America) or visiting www.tsxtrust.com/control-number-request by no later than the Proxy Deadline and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a control number. This control number will allow your proxyholder to log in to and vote at the meeting online. Without a control number, your proxyholder will not be able to vote or ask questions at the meeting. They will only be able to attend the meeting online as a guest.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), and you would like to know how to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Jaspreet Dehl, Chief Financial Officer of the Corporation, or in the alternative, A.J. Silber, Managing Director, General Counsel and Corporate Secretary of the Corporation (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of

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registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for instructions on registering your proxy with TSX Trust. Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail to TSX Trust Company: Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or by email to proxyvote@tmx.com; or by fax to 416-607-7964 by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail, email, fax or appointing a proxyholder.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on the screen. You will need your 13-digit control number, which is printed on the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the Corporation at the address below no later than 5:00 p.m. EDT on Tuesday, June 16, 2026, or, in the event the virtual meeting is adjourned or postponed, not less than two (2) business days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and vote by online ballot at the meeting. Voting by online ballot will revoke your previous proxy.

Attention: Corporate Secretary
Brookfield Business Corporation c/o TSX Trust Company,
Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven (7) calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favor of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 9 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

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As at the date of this Circular, management of the Corporation is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The Corporation’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone	Online
TSX Trust Company| 301 – 100 Adelaide Street West Toronto, Ontario M5H 4H1	Direct dial outside North America at 1-800-387-0825 (toll-free North America) and 416-682-3860 (outside North America)	Email: shareholderinquiries@tmx.com Website: www.tsxtrust.com

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, of which the Intermediary is a participant.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: Insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: You must complete the additional step of registering yourself (or your appointees other than if your appointees are the Management Representatives) as the proxyholder with TSX Trust at 1-866-751-6315 (toll-free North America) or 416-682-3860 (outside North America) or www.tsxtrust.com/control-number-request no later than the Proxy Deadline and providing TSX Trust with your name and email address or the name and email address of your appointee. TSX Trust will provide you or your appointee with a control number which will allow you or your appointee to log in to and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

2026 MANAGEMENT INFORMATION CIRCULAR / 6

Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to TSX Trust. You can send the legal proxy by email or by courier to: proxyvote@tmx.com (if by email), or TSX Trust Company, Attention: Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1 (if by mail). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: TSX Trust will provide duly appointed proxyholders with a control number by email after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at 1-866-751-6315 (toll-free North America) or 416-682-3860 (outside North America) or www.tsxtrust.com/control-number-request as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

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Principal Holders of Voting Shares

The following table presents information regarding the beneficial ownership of the Class A Shares by Brookfield Corporation (“BN” and, together with any subsidiary thereof other than the Corporation and its subsidiaries, including Brookfield Asset Management Ltd. (“BAM”), unless the context requires otherwise, “Brookfield”) as of April 30, 2026. The Class A Shares held by the principal shareholders do not entitle such shareholders to different voting rights than those of other holders of the Class A Shares. However, the Class A Shares and the Class B Shares have different voting rights. Holders of Class A Shares hold a 25% voting interest in the Corporation and holders of the Class B Shares hold a 75% voting interest in the Corporation.

	Class A Shares
Name	Number Owned	Percentage(a)
Brookfield Corporation(b)	142,749,301	69.1%

Notes:

(a)	The percentage shown is based on 206,492,638 Class A Shares issued and outstanding as of April 30, 2026.

(b)	Of the 142,749,301 Class A Shares held, BN holds 56,105,939 Class A Shares directly and through subsidiaries and subsidiaries of Brookfield Wealth Solutions Ltd. (“BWS”), a paired entity to BN, holds 86,643,362 Class A Shares. BN and BWS have agreed pursuant to a voting agreement (the “BWS Voting Agreement”) that all decisions to be made with respect to the voting of any Class A Shares held by subsidiaries of BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and Brookfield, other than with respect to any Class A Shares subject to any financing arrangements between the applicable BWS subsidiary and wholly-owned subsidiaries of Brookfield. The business address of BWS is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.

BPEG BN Holdings LP, a wholly-owned subsidiary of BN, holds all of the issued and outstanding Class B Shares, having a 75% voting interest in the Corporation. Through their ownership of Class A Shares and the Class B Shares, Brookfield, BWS and their respective subsidiaries and related parties (collectively, the “Brookfield Holders”) hold an approximate 92% aggregate voting interest in the Corporation.

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

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Part Two – Business of the Meeting

We will address three (3) items at the meeting:

1.	receive (i) the financial statements of the Corporation for the period from October 10, 2025 to December 31, 2025, including the external auditor’s report thereon, and (ii) the consolidated financial statements of Brookfield Business Partners L.P. (“BBU” or “the partnership”) for the fiscal year ended December 31, 2025, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; and

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.            Receiving the Financial Statements

The Corporation’s financial statements for the period from October 10, 2025 to December 31, 2025 (the “BBUC Financial Statements”) should be read together with the consolidated financial statements of BBU for the fiscal year ended December 31, 2025 (the “BBU Financial Statements”, together with the BBUC Financial Statements, the “Financial Statements”) and related management’s discussion and analysis that are included in our Annual Report on Form 20-F. The Financial Statements and Annual Report on Form 20-F are available on our website https://bbuc.brookfield.com/, under “News & Events—Events” and on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, and are being mailed to registered and non-registered shareholders of the Corporation who have contacted the Corporation to request a paper copy of the Annual Report on Form 20-F. Shareholders who have signed up for electronic delivery of the Annual Report on Form 20-F will receive it and the Financial Statements by email.

2.            Election of Directors

The board of directors of the Corporation (the “Board”) is currently comprised of 10 members. Each of David Hamill, Anne Ruth Herkes, John Lacey, Don Mackenzie and Michael Warren will not be standing for re-election at the Meeting, and the Board wishes to express its sincere appreciation to each of the former directors for their years of dedication and many contributions to the Corporation. The Board is proposing to elect the seven (7) directors listed below. If you own Class A Shares or Class B Shares, you can vote on the election of all seven (7) directors.

• Cyrus Madon	• Jeffrey Blidner	• David Court	• Paul Farrell
• Stephen Girsky	• Lori Pearson	• Patricia Zuccotti

The appointment of the directors must be approved by a majority of the votes cast by holders of Class A Shares and Class B Shares, voting together as a single class.

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Voting by Proxy

The Management Representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Two of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the seven (7) director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the Corporation to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

The Corporation was incorporated under the Business Corporations Act (British Columbia) on October 10, 2025 under the name 1559985 B.C. Ltd. On March 27, 2026, pursuant to a reorganization involving the Corporation, BBU and Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation) (“BBHC”) (the “Arrangement”) (i) holders of limited partnership units of BBU (“BBU Units”) and class A exchangeable subordinate voting shares of BBHC (“BBHC Exchangeable Shares”) received one (1) Class A Share for each BBU Unit and BBHC Exchangeable Share held, (ii) the Redemption-Exchange Units and Special LP Units of Brookfield Business L.P. were exchanged, on a one-for-one basis, for Class A Shares and Special Shares, respectively and (iii) Brookfield exchanged its interest in Brookfield Business Partners Limited, the general partner of BBU (the “BBU General Partner”) for Class B Shares. On March 27, 2026, in connection with the completion of the Arrangement, the Corporation changed its name to Brookfield Business Corporation.

In connection with the completion of the Arrangement, each of the directors of BBHC immediately prior to the Arrangement was elected a director of the Corporation, effective March 16, 2026. In this Circular, references to “our group”, “we” or “our” means the Corporation together with all of its subsidiaries, including BBU and BBHC.

Jeffrey Blidner, Stephen Girsky and Patricia Zuccotti served on the board of directors of the BBU General Partner (the “BBU General Partner Board”) since 2016 and the board of directors of BBHC (the “BBHC Board”) since 2022, David Court served on the BBU General Partner Board from 2018 to 2022 and served on the BBHC Board since 2022 and Cyrus Madon served on the BBU General Partner Board and the BBHC Board since 2024. Paul Farrell and Lori Pearson are new nominees that are standing for election at the Meeting.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the Management Representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of Class A Shares and other public company board positions held, as at May 7, 2026. See “Director Share Ownership Requirements” in Part Three of this Circular for further information on director share ownership requirements.

2026 MANAGEMENT INFORMATION CIRCULAR / 10

The following seven (7) individuals are nominated for election as directors of the Corporation:

Cyrus Madon(a) Age: 61 Director since: 2024 (Affiliated/Management)(d) Areas of Expertise: CEO experience, Private Equity, Real Estate, Infrastructure, Energy and Power	Mr. Madon is the Executive Chairman of our Board. Mr. Madon is also a Managing Partner of Brookfield Asset Management and the Executive Chairman of Brookfield Asset Management’s Private Equity Group. Mr. Madon previously served as the Chief Executive Officer of our group. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield’s real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the United Kingdom. Mr. Madon holds a Bachelor of Commerce degree from Queen’s University and is on the board of the C.D. Howe Institute. Mr. Madon is not considered an independent director because of his role at Brookfield.
	Board/Committee Membership	Public Board Membership During Last Five Years
	Board	Brookfield Business Corporation Brookfield Asset Management Ltd. Brookfield Business Partners L.P. / Brookfield Business Holdings Corporation	2026 – Present 2022 – Present 2024 – 2026
Number of Class A Shares Beneficially Owned, Controlled or Directed
91,630

Jeffrey Blidner(a)

Age: 78

Director since:

2016

(Affiliated)(d)

Areas of Expertise:

Growth Initiatives, Governance, Legal Expertise, International Experience, Strategic Planning Acumen, Infrastructure, Power, Private Equity, Real Estate

Mr. Blidner is a Vice Chair and director of Brookfield Corporation and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation) and of the general partner of Brookfield Property Partners L.P. Mr. Blidner also serves as a director of the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation). Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buyouts and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Board/Committee Membership	Public Board Membership During Last Five Years
Board

Brookfield Business Corporation

Brookfield Infrastructure Partners L.P. / Brookfield Infrastructure Corporation

Brookfield Renewable Partners L.P. / Brookfield Renewable Corporation

Brookfield Corporation

Brookfield Property Partners L.P.

Brookfield Business Partners L.P. / Brookfield Business Holdings Corporation

2026 – Present 2008/2020 – Present(f) 2011/2020 – Present(g) 2013 – Present 2013 – Present 2016/2022 – 2026
Number of Class A Shares Beneficially Owned, Controlled or Directed
52,783

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David Court(a)

Age: 69

Director since:

2018

(Independent)(b)

Areas of Expertise:

Corporate Strategy, Human Resource Management, Leadership of a Large Organization, Marketing, Customer Management, Data Analytics and Artificial Intelligence

Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of PSP Investments, a member of the National Geographic International Council of Advisors, the chair of the Queen’s University Board of Trustees and chair of the advisory board of Georgian Partners. Mr. Court was a member of the board of directors of Canadian Tire Corporation from 2015 through 2024. Mr. Court holds a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Harvard Business School where he was a Baker Scholar.
Board/Committee Membership	Public Board Membership During Last Five Years
Board Audit Committee Governance and Nominating Committee (Chair)	Brookfield Business Corporation Brookfield Business Partners L.P. / Brookfield Business Holdings Corporation Canadian Tire Corporation, Limited	2026 – Present 2018/2022 – 2026 2015 – 2024
Number of Class A Shares Beneficially Owned, Controlled or Directed(e)
24,907

Paul Farrell(a) Age: 62 Proposed new nominee (Independent)(b) Areas of Expertise: Corporate Strategy, M&A, Finance and Capital Allocation, Leadership of a Large Organization	Mr. Farrell is a corporate director and retired in 2024 as Managing Director and Vice Chair, Global Investment Banking, at The Canadian Imperial Bank of Commerce (“CIBC”). Prior to assuming that role in 2022, Mr. Farrell was Managing Director and Head, Canadian Investment Banking at CIBC. He also previously served as Head of Real Estate Investment Banking and Head of Merchant Banking at CIBC. Mr. Farrell has served on the board and various committees at the University Health Network (“UHN”) Foundation since 2007 and assumed the role of Chair of the UHN Foundation Board in June 2024.
	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Audit Committee Governance and Nominating Committee	Partners Value Investments L.P.	2025 – present
Number of Class A Shares Beneficially Owned, Controlled or Directed(e)
--

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Stephen Girsky(a)(h)

Age: 64

Director since:

2016

(Independent)(b)

Areas of Expertise:

Corporate Strategy, M&A, Finance and Capital Allocation, Leadership of a Large Organization, Sustainability, Automotive Sector, Electric Vehicles

Mr. Girsky is managing partner of VectoIQ LLC, an independent advisory firm based in New York. Mr. Girsky previously served as president and CEO of Nikola Corporation, a publicly traded company that designed zero-emissions transportation and energy supply and infrastructure solutions. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley. Mr. Girsky also served on the boards of U.S. Steel and General Motors, and as the lead director of Dana Holdings Corp. Mr. Girsky received a Bachelor of Science degree in mathematics from the University of California at Los Angeles and a Master of Business Administration from Harvard Business School.
Board/Committee Membership	Public Board Membership During Last Five Years
Board Governance and Nominating Committee	Brookfield Business Corporation Nikola Corporation Clarios International Inc. Brookfield Business Partners L.P. / Brookfield Business Holdings Corporation	2026 – Present 2020 – 2025 2019 – 2026 2016/2022 – 2026
Number of Class A Shares Beneficially Owned, Controlled or Directed(e)
20,100

Lori Pearson(a) Age: 64 Proposed new nominee (Affiliated)(d) Areas of Expertise: Asset Management, Human Resource Management	Ms. Pearson is a Vice Chair of Brookfield Corporation. She also serves as Chair of the Board of Brookfield Wealth Solutions and is a member of Brookfield’s Executive Committee. Prior to joining Brookfield in 2003, Ms. Pearson was with Ernst and Young, where she held various roles within the Audit practice and served on the Leadership Team for the Tax practice. Ms. Pearson is on the boards of Pathways to Education in Canada and the Brookfield Foundation where she also serves as President. She is a past member of the boards of Brookfield Asset Management Ltd. and Norbord Inc. Ms. Pearson holds an Honours Business Administration degree from Western University and is a Chartered Professional Accountant. In 2017 she was named a Fellow by the Chartered Professional Accountants of Ontario. Ms. Pearson is not considered an independent director because of her role at Brookfield.
	Board/Committee Membership	Public Board Membership During Last Five Years
	Board	Brookfield Wealth Solutions Ltd. Brookfield Asset Management Ltd.	2023 – Present 2022 – 2023
Number of Class A Shares Beneficially Owned, Controlled or Directed(e)
7,926

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Patricia Zuccotti(a) Age: 77 Director since: 2016 (Independent)(b) Areas of Expertise: Leadership of a Large Organization, Accounting, Auditing, Risk Management	Ms. Zuccotti is a director of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation), where she is the Chair of the Audit Committee. She served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
	Board/Committee Membership	Public Board Membership During Last Five Years
	Board Audit Committee (Chair)(c)	Brookfield Business Partners L.P. / Brookfield Business Corporation Brookfield Renewable Partners L.P. / Brookfield Renewable Corporation	2016/2022 – Present 2011/2020 – Present
Number of Class A Shares Beneficially Owned, Controlled or Directed(e)
8,196

Notes:

(a)	Jeffrey Blidner, David Court, Paul Farrell and Lori Pearson principally live in Ontario, Canada. Cyrus Madon and Stephen Girsky principally live in New York, United States of America. Patricia Zuccotti principally lives in Washington State, United States of America.

(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

(c)	Patricia Zuccotti is the chair of the Audit Committee of the Board and is our Audit Committee financial expert. The Audit Committee of the Board consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 — Audit Committees. Each of the members of the Audit Committee of the Board has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(d)	“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two (2) years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation. “Management” refers to a director nominee who is a current member of management of a Service Provider (as defined in Appendix A).

(e)	The Corporation requires its directors who are not affiliated with Brookfield to hold sufficient Class A Shares such that the market value of the Class A Shares held by such directors is equal to at least two (2) times their annual retainer for serving as directors of the Corporation, as determined by the Board from time to time (the “Ownership Requirement”). Independent directors of the Corporation are required to meet the Ownership Requirement within five (5) years of joining the Board. The value of two (2) times the annual retainer for each such director is $330,000. For more information, see “Director Share Ownership Requirements” in Part Three of this Circular. Each of the directors individually and collectively beneficially own less than 1% of the Class A Shares.

(f)	Jeffrey Blidner was a director of Brookfield Infrastructure Holdings Corporation (formerly, Brookfield Infrastructure Corporation) from 2020 to December 28, 2024 and has served as a director of Brookfield Infrastructure Corporation since December 23, 2024.

(g)	Jeffrey Blidner was a director of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) from 2020 to December 28, 2024 and has served as a director of Brookfield Renewable Corporation since December 23, 2024.

(h)	In February 2025, Nikola Corporation and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in bankruptcy court for the District of Delaware. Mr. Girsky previously served as the President and Chief Executive Officer and a director of Nikola Corporation and held these positions at the time of filing the voluntary petitions. Mr. Girsky is no longer affiliated with Nikola Corporation.

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Summary of 2026 Nominees for Director

The following summarizes the qualifications of the 2026 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:
• High personal and professional integrity and ethics	• A commitment to sustainability and social issues
• A proven record of success	• An inquisitive and objective perspective
• Experience relevant to the Corporation’s global activities	• An appreciation of the value of good corporate governance

If all director nominees are elected at the meeting, the Board will be comprised of seven (7) directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Business Development	Corporate Strategy / M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Sustainability	Industry Experience
Cyrus Madon	✓	✓	✓	✓		✓	Infrastructure, Power, Private Equity, Real Estate
Jeffrey Blidner	✓	✓	✓	✓	✓	✓	Infrastructure, Power, Private Equity, Real Estate
David Court	✓	✓	✓				Financial Services, Manufacturing, Private Equity, Data Analytics, Artificial Intelligence
Paul Farrell	✓	✓	✓	✓			Investment Banking, Merchant Banking, Private Equity, Real Estate
Stephen Girsky	✓	✓	✓			✓	Automotive, Electric Vehicles, Manufacturing, Private Equity
Lori Pearson	✓		✓	✓		✓	Asset Management, Human Resource Management
Patricia Zuccotti		✓	✓	✓			Accounting, Private Equity, Real Estate, Power

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2025 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. There were four (4) regularly scheduled quarterly board and committee meetings of each of BBHC and BBU General Partner in 2025 and one (1) special board meeting of each of the BBHC Board and the BBU General Partner Board, and the table below shows the number of board and committee meetings each director of each of the BBHC Board and the BBU General Partner Board attended in 2025. All directors of the BBHC Board and all directors of the BBU General Partner Board attended each board and committee meeting of BBHC and BBU General Partner, respectively, that was held during 2025. Each of the BBHC Board and the BBU General Partner Board and its committees meet in camera without management present at all regular and special meetings, including those held by videoconference. Paul Farrell and Lori Pearson were not members of the BBHC Board or the BBU General Partner Board in 2025. David Hamill, Anne Ruth Herkes, John Lacey, Don Mackenzie and Michael Warren are not standing for re-election to the Board. The Corporation did not have any independent directors and did not hold any meetings of the Board during its most recently completed financial year (i.e., the period from its incorporation to December 31, 2025).

Directors	Independent	All		Board	Audit Committee	Governance and Nominating Committee
Cyrus Madon	no	5 of 5	100%	5 of 5	—	—
Jeffrey Blidner	no	5 of 5	100%	5 of 5	—	—
David Court(a)	yes	9 of 9	100%	5 of 5	—	4 of 4
Stephen Girsky	yes	5 of 5	100%	5 of 5	—	—
David Hamill	yes	13 of 13	100%	5 of 5	4 of 4	4 of 4
Anne Ruth Herkes	yes	9 of 9	100%	5 of 5	—	4 of 4
John Lacey	yes	9 of 9	100%	5 of 5	—	4 of 4
Don Mackenzie	yes	9 of 9	100%	5 of 5	4 of 4	—
Michael Warren(b)	yes	5 of 5	100%	5 of 5	—	—
Patricia Zuccotti	yes	9 of 9	100%	5 of 5	4 of 4	—

Notes:

(a)	David Court is listed in his capacity as director on the BBHC Board and was not a director on the BBU General Partner Board in 2025.

(b)	Michael Warren is listed in his capacity as director on the BBHC Board and was not a director on the BBU General Partner Board in 2025.

3.            Appointment of External Auditor

On recommendation of the audit committee of the Board (the “Audit Committee”), the Board proposes the re-appointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP is the principal external auditor of the Corporation and previously served as the external auditor of the partnership since 2015 and the external auditor of BBHC since 2021. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares and Class B Shares, voting together as a single class.

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On any ballot that may be called for in the appointment of the external auditor, the Management Representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to BBU for the fiscal year ended December 31, 2025 by Deloitte LLP amounted to approximately $30.2 million, representing audit, audit-related and tax fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte LLP also provides consultative and other non-audit services to the Corporation, its subsidiaries and its affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for, among other things, book keeping, the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte LLP for the audit of the fiscal years ended December 31, 2025 and December 31, 2024.

	BBU
$ millions	2025	2024
Audit fees	13.5	14.1
Audit-related fees	13.7	14.9
Tax fees	2.8	2.4
All other fees	0.2	0.4
Total fees	30.2	31.8

Audit fees include fees for services that would normally be provided by the external auditor in connection with our audit of the Corporation (or as noted above for 2025, of BBU), including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, audits in connection with acquisitions, attest services that are not required for the Corporation’s (or as noted above for 2025, of BBU’s) audit, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax compliance and tax advisory services.

Deloitte LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

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Part Three – Statement of Corporate Governance Practices

Overview

The Corporation’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The Corporation’s corporate governance policies and practices are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the Board, including matters relating to the size, and composition of the Board, the election and removal of directors, requirements relating to Board action and the powers delegated to Board committees, are governed by the Corporation’s articles and policies adopted by the Board. The Board is responsible for supervising the management, control, power and authority of the Corporation except as required by applicable law or the Corporation’s articles. The following is a summary of certain provisions of the Corporation’s articles and policies that affect the Corporation’s governance.

Board of Directors

Our Board may consist of between three (3) and ten (10) directors or such other number of directors as may be determined from time to time by a resolution of the Corporation’s shareholders and subject to its articles. Our Board is currently set at ten (10) directors and will be set at seven (7) directors, a majority of whom are independent, when the new Board is elected.

Election and Removal of Directors

The Board is elected by the shareholders of the Corporation and each of the current directors will serve until the election of the directors at the next annual meeting of shareholders or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled and additional directors may be added by a resolution of the shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of the Corporation and does not promptly resign. A director will be automatically removed from the Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes disqualified by law from acting as a director.

The Board has not adopted a majority voting policy for the election of directors. The Corporation is exempt from the TSX’s requirement to adopt such a policy because BPEG BN Holdings LP, a wholly-owned subsidiary of Brookfield, through its ownership of Class B Shares, has a 75% voting interest in the Corporation and is able to control the election and removal of directors serving on the Board. As a result of BPEG BN Holdings LP’s voting interest, a majority voting policy would not serve a useful purpose for a majority-controlled company like the Corporation.

Lead Independent Director

Effective immediately following the meeting and provided that all director nominees are elected at the meeting, our independent directors have selected Paul Farrell to serve as the lead independent director. The lead independent director’s primary role is to facilitate the functioning of the Board (independently of the Service Providers (as defined in Appendix A) and Brookfield) and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the Board and conveys the results of these meetings to the Executive Chairman. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with shareholders or other stakeholders of the Corporation.

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Term Limits and Board Renewal

The governance and nominating committee of the Board (the “Governance and Nominating Committee”) reviews and assesses the qualifications of candidates to join the Board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel Board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to the Board can help us adapt to a changing business environment.

As such, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance and Nominating Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board).

Board Diversity Policy

The Corporation has adopted the Board diversity policy set forth below and is committed to enhancing the diversity of the Board. The diversity policy is informed by the Corporation’s deep roots in many global jurisdictions and the belief that the Board should reflect a diversity of backgrounds relevant to our strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic, cultural and gender diversity.

Our Board diversity policy is that all Board appointments are based on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, diversity criteria, such as gender and geographic and cultural background, influences succession planning and is a criterion in adding new members to the Board. We appreciate the benefits of leveraging a range of diverse talents and perspectives and are committed to pursuing the spirit and letter of the diversity policy. The Governance and Nominating Committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The Board has an ongoing gender diversity target of ensuring at least 30% of the directors are women.

Of the seven (7) proposed directors, two (2) are female and four (4) are independent, including one (1) independent female director. Accordingly, approximately 29% of the proposed directors of the Corporation are women, and women represent 25% of the proposed independent directors of the Corporation. We expect to add an additional female independent director in the future once a suitable candidate is identified with a view to ensuring that the Corporation meets its ongoing gender diversity target.

	As of December 31, 2025		As of December 31, 2024
	Number	%	Number	%
Women on the BBU General Partner Board	2	25%	2	25%
Women on the BBHC Board	2	20%	2	20%

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through two (2) standing committees: the Audit Committee and the Governance and Nominating Committee (each a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bbuc.brookfield.com/ under “Governance Documents.” The Board charter is also attached as Appendix A to this Circular.

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In fulfilling its mandate, the Board is, among other things, responsible for the following:

•	assessing the principal risks of the Corporation’s business and reviewing, approving and monitoring the systems in place to manage these risks;

•	reviewing and approving the reports issued to our shareholders, including annual and interim financial statements; and

•	promoting the effective operation of the Board.

Meetings of the Board

The Board meets at least four (4) times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The Board is responsible for its agenda. Prior to each Board meeting, the Executive Chairman discusses agenda items for the meeting with Brookfield. At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent.

In 2025, the BBHC Board held four (4) regularly scheduled quarterly board meetings and one (1) special meeting, and the BBU General Partner Board held four (4) regularly schedule quarterly board meetings and one (1) special meeting.

Four (4) regular quarterly meetings are scheduled for 2026.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

During 2025, there were four (4) meetings of independent directors of the BBHC Board and four (4) meetings of independent directors of the BBU General Partner Board.

Independent Directors

At least three (3) directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Governance and Nominating Committee has also adopted certain conflicts policies to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices—Transactions Requiring Approval by the Governance and Nominating Committee”, Item 6.C “Board Practices—Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report on Form 20-F.

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The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent (a)	Affiliated (b)	Management (c)	Reason for Affiliated or Management Status
Cyrus Madon		✓	✓	Executive Chairman, Brookfield Private Equity Group
Jeffrey Blidner		✓		Vice Chair of Brookfield Corporation
David Court	✓
Paul Farrell	✓
Stephen Girsky	✓
Lori Pearson		✓		Vice Chair of Brookfield Corporation
Patricia Zuccotti	✓

Notes:

(a)	“Independent” refers to the Board’s determination, based on the recommendation of the Governance and Nominating Committee, of whether a director nominee is “independent” under Section 1.2 of NI 58-101.

(b)	“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two (2) years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(c)	“Management” refers to a director nominee who is a current member of management of a Service Provider.

The Board considers that the four (4) directors listed as “Independent” above (approximately 57% of the Board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the Corporation:

•	Cyrus Madon: Brookfield Asset Management Ltd.;

•	Jeffrey Blidner: Brookfield Corporation, and the general partner of each of Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation), and Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation);

•	Paul Farrell: The general partner of Partners Value Investments L.P.

•	Lori Pearson: Brookfield Wealth Solutions Ltd.; and

•	Patricia Zuccotti: the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation).

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which applies to non-Brookfield-employed directors, which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behavior, security ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations outlines the

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role of non-Brookfield-employed directors in stakeholder engagement and the requirement of directors to attend board meetings and review meeting materials in advance.

A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Corporation or certain of its affiliates is required to disclose the nature of his or her interest to the full Board. Directors are also expected to submit their resignations to the Executive Chairman if they are unable to attend in person at least 75% of the regularly scheduled meetings of the Board, other than where, in the determination of the Board, such inability to attend meetings is due to illness or other extenuating circumstances that are expected to be temporary, or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact the Corporation or their ability to serve as director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bbuc.brookfield.com/ under “Governance Documents”.

Director Share Ownership Requirements

We believe that the directors of the Corporation can better represent our shareholders if they have economic exposure to the Corporation themselves. The Corporation requires its directors who are not affiliated with Brookfield to meet the Ownership Requirement, which is to own Class A Shares with a market value equal to at least two (2) times their annual retainer. Independent directors of the Corporation are required to meet the Ownership Requirement within five (5) years of joining the Board. The value of two (2) times the annual retainer for each such director is $330,000.

Directors are required to own Class A Shares on an annual basis with a current market value equal to not less than 40% of their annual retainer until the Ownership Requirement has been met. In the event of an increase in the annual retainer, directors will have two (2) years following the date of the change in the annual retainer to comply with the Ownership Requirement. In the case of directors who have served on the Board less than five (5) years at the date of the change in the annual retainer, such directors will be required to comply with the Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the Board, and (ii) two (2) years following the date of the change in the annual retainer. All of the current directors are meeting this Ownership Requirement.

Director Orientation and Education

New directors are provided with comprehensive information about the Corporation and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. A briefing session for Mr. Paul Farrell and Ms. Lori Pearson is scheduled for June 2026. All directors also participate in the continuing education measures discussed below.

The Board receives annual operating plans for each of the Corporation’s strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of our various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of the Corporation and its affiliates. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.

Committees of the Board

The Board believes that its committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has two (2) standing committees:

•	Audit Committee; and

•	Governance and Nominating Committee.

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The responsibilities of these committees are set out in written charters, which are reviewed and approved annually by the Board. The charter of each Committee can be found on the Corporation’s website, https://bbuc.brookfield.com/ under “Governance Documents”. Special committees may be formed from time to time as required to review particular matters or transactions. The Corporation does not have a compensation committee as compensation is determined by Brookfield, as employer of the personnel who carry out the management and activities of our group pursuant to the Master Services Agreement (as defined in Appendix A). For more information on how compensation is decided, see “Executive Overview” in Part Five of this Circular and for more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular. While the Board retains overall responsibility for corporate governance matters, the Audit Committee and the Governance and Nominating Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.

Audit Committee

The Board is required to establish and maintain at all times an Audit Committee that operates pursuant to a written charter. The Audit Committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one (1) member designated as an Audit Committee financial expert.

The Audit Committee is responsible for assisting and advising the Board with matters relating to:

•	accounting and financial reporting processes;

•	the integrity and audits of the Corporation’s financial statements;

•	compliance with legal and regulatory requirements;

•	the qualifications, performance and independence of the Corporation’s independent accountants;

•	risk management, including risks related to employee health and safety among others; and

•	data protection, privacy and the cybersecurity program.

The Audit Committee is also responsible for engaging the Corporation’s independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by our independent auditors, considering the range of audit and non-audit fees charged by such independent accountants and reviewing the adequacy of the Corporation’s internal accounting controls.

The proposed members of the Audit Committee are the following three (3) directors: Patricia Zuccotti (Chair), David Court and Paul Farrell, all of whom are independent directors.

The Board has adopted a written policy on auditor independence and audit and non-audit services pre-approval. Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The pre-approval policy prohibits the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing;

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•	management functions or human resources;

•	broker/dealer, investment adviser, underwriting, securities, or investment banking services;

•	legal services and expert services unrelated to the audit; and

•	certain tax services.

The pre-approval policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the Audit Committee, subject to limited exceptions. The pre-approval policy also addresses issues relating to the disclosure of fees paid to the auditors.

The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 — Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board has determined that all of these directors are independent for Audit Committee service and are financially literate and that Patricia Zuccotti is the designated Audit Committee financial expert.

See Item 6.C “Board Practices—Committees of the Board of Directors—Audit Committee” in our Annual Report on Form 20-F for further information on the Audit Committee and https://bbuc.brookfield.com/business-overview/governance-documents for the Audit Committee charter.

Governance and Nominating Committee

The Board is required to establish and maintain at all times the Governance and Nominating Committee that operates pursuant to a written charter. The Governance and Nominating Committee is required to consist solely of independent directors.

The Governance and Nominating Committee has approved a conflicts protocol and guidelines which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The Governance and Nominating Committee may be required to approve any such transactions. See Item 6.C “Board Practices — Board Structure, Practices and Committees — Transaction Requiring Approval by the Governance and Nominating Committee” in our Annual Report on Form 20-F for further information.

The Governance and Nominating Committee is responsible for recommending to the sitting directors a person to hold the office of director until the next shareholder meeting and for recommending a slate of nominees for election as directors by the Corporation’s shareholders at their annual meeting. The Governance and Nominating Committee is responsible for assisting and advising the Board with respect to matters relating to the general operation of the Board, the governance of the Corporation and the performance of its Board and individual directors. The Governance and Nominating Committee is also responsible for reviewing and making recommendations to the Board concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the terms of the Master Services Agreement.

As the Brookfield Holders hold approximately 92% of the votes to elect the directors of the Corporation, the directors will consult with Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the Board, including the need for the Board as a whole to have diverse perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or the Corporation will be assessed to ensure the Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements will be recommended by Brookfield to the Governance and Nominating Committee for its review as potential candidates for nomination to the

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Board. The Governance and Nominating Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Executive Chairman is not independent.

The proposed members of the Governance and Nominating Committee are the following directors: David Court (Chair), Paul Farrell and Stephen Girsky and as such, the Governance and Nominating Committee is planned to consist solely of independent directors.

See Item 6.C “Board Practices— Committees of the Board of Directors—Governance and Nominating Committee” in our Annual Report on Form 20-F for further information on the Governance and Nominating Committee.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the Board and the Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. Each director also receives a list of questions for completing a self-assessment. The Executive Chairman also holds private interviews with each director annually to discuss the operations of the Board and the Committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has developed a written position description for the Executive Chairman, which sets out the Executive Chairman’s key responsibilities, including duties relating to chairing Board meetings, setting Board meeting agendas, ensuring that all directors receive the information required for the performance of their duties, ensuring that appropriate committee structures are in place, and working with the chief executive officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning.

The Board has also developed a written position description for each of the chair of the Audit Committee and the chair of the Governance and Nominating Committee which sets out key responsibilities, including, as applicable, duties relating to reviewing and approving the agenda for each committee meeting, presiding over all committee meetings, consulting or meeting with the Executive Chairman or others as part of the agenda and meeting preparation process, reporting to the Board on committee activities and presenting recommendations on matters requiring Board approval.

The Board has also developed a written position for the lead independent director of the Corporation which sets out key responsibilities, including duties relating to corporate governance matters, the activities of the other independent directors, consulting and communicating directly with shareholders of the Corporation and other stakeholders when appropriate, chairing private sessions of independent directors following every board meeting and calling meetings of independent directors if necessary.

The Board has also developed a written position description for the chief executive officer which sets out the key responsibilities of the chief executive officer, including duties relating to managing the business and affairs of the Corporation, presenting a business plan to the Board for approval annually, establishing and maintaining risk assessment processes and procedures, proposing operating plans to the Board annually and acting as a primary spokesperson for the Corporation.

Sustainability Management

The Corporation believes that maintaining a strong commitment to integrating sustainability values into business practices alongside the ongoing management of its operations plays an essential role in enhancing business performance. The Corporation’s ability to build long-term value is tied to continued progress toward a sustainable future. This is consistent with our philosophy of conducting business with a long-term perspective and in an ethical manner. Accordingly, we have a long history of incorporating sustainability principles and practices into both our investment decisions and underlying business operations. Capitalized terms used in this section and not otherwise defined shall have the meaning specified in the Annual Report on Form 20-F.

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Brookfield holds 100% of the Class B Shares and 100% of the Special Shares and Brookfield Holders hold approximately 69.1% of our Class A Shares. Affiliates of Brookfield provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of sustainability principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and the Corporation’s sustainability principles: mitigating the impact of our operations on the environment; striving to promote the well-being and safety of our workforce; upholding strong governance practices and acting as good corporate citizens.

Integrating Sustainability into the Investment Process

The Corporation integrates sustainability into all aspects of the investment process and ongoing management of operations. During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify sustainability risks and opportunities. We formally incorporate guidance from the Sustainability Accounting Standards Board, a globally recognized standard-setting organization for sustainability information, into our Investment Sustainability Due Diligence Protocol. Other key factors typically considered during a review of a potential acquisition include, but are not limited to, corporate policies, health and safety risks, ethical considerations, environmental matters and emerging risks. Our comprehensive due diligence process also incorporates climate change risks, such as the physical risks from changes to the frequency and severity of climate-related events and the risks and opportunities from transitioning to a low-carbon economy. To ensure sustainability considerations are integrated in the due diligence phase, our investment team provides a detailed memorandum outlining the material risks, mitigants and significant opportunities for improvement including those related to sustainability to the applicable Brookfield Investment Committee at the time of approval.

Upon acquisition, we create a tailored integration plan that, among other things, adequately addresses any material sustainability-related matters identified in the due diligence process as requiring action and monitoring throughout our ownership. We hold onboarding sessions with the management teams of newly acquired operations to support them in developing and operationalizing a sustainability strategy tailored to their business by leveraging our sustainability program implementation framework. It is the responsibility of the management teams of our operations to manage sustainability risks and opportunities and to report on sustainability strategy, program implementation and key performance metrics on a regular basis. Our business operations team provides support to the management teams of our operations as needed, including providing additional sustainability resources to stand-up and enhance programs at the operating company level. The combination of having local accountability and expertise in tandem with investment and operating capabilities is important when managing diverse operations across jurisdictions.

To formally demonstrate our ongoing commitment to responsible investment and sustainability best practices, Brookfield became a signatory to the United Nations-supported PRI in 2020. Brookfield completed its 2025 PRI Assessment, and our submission and results were published by the PRI in November 2025. Brookfield scored well, achieving a minimum of four (4) out of five (5) stars in each of the eight (8) scored modules.

Environmental Initiatives

The Corporation recognizes that climate change poses a serious threat and addressing it is integral to long-term sustainable success. Through our relationship with Brookfield, we support their net zero ambition.

Many of the Corporation’s operations are well positioned to have a positive environmental impact and benefit from a focus on operational efficiency, including energy efficiency. For example, our advanced energy storage operation is efficiently managing its resources, while reducing energy consumption and emissions, by embedding circularity into its operations. In 2023, this business achieved a significant milestone by winning the “Circular Economy Award” at the World Sustainability Awards which recognizes the business’ commitment to integrate sustainable and circular practices in its operations and value chain. The business’ supply chain operates on a closed-loop system that reduces emissions from transportation and recycling, allowing the materials and resources to retain value, with minimal residual waste. Through its closed-loop process where up to 99% of materials from its batteries can be recovered and turned into new batteries, the business collects and recycles over 8,000 used batteries every hour within its network to supply its operations. By embedding circularity into its operations, the business uses 90% less energy and generates 90% fewer GHG emissions than batteries made with virgin materials.

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Another area of focus for the Corporation is measuring, collecting and reporting GHG emissions in order to better understand the global footprint of our operations. For example, our modular building leasing services operation is committed to integrating circularity and sustainability to significantly decrease GHG emissions and achieve its net-zero carbon target by 2050 or sooner. This business takes a holistic approach to GHG reduction by not only assessing its production and distribution emissions but also focusing on the lifecycle and reusability of its products and the carbon impact of logistics. The business has established several commitments by 2030 including reducing Scope 1 and 2 emissions by 55.5% below a 2020 base year and reducing Scope 3 emissions by 25% below a 2022 base year.

Social Initiatives

Employee health, safety and security are integral to our success. This is why we strive for zero serious safety incidents in the workplace and continuous improvement in safety culture. As part of our portfolio company onboarding process, we conduct comprehensive health and safety assessments that include a review of safety systems and safety culture. Serious safety incidents within the Corporation’s operations are reported to our senior management and Board in real time. The remediation of any identified gaps between our framework and our operating companies is monitored on an ongoing basis to ensure health and safety programs align with the applicable standards and our expectations.

Our employees are critical to our long-term success and we strive to create a positive, supportive and inclusive work environment that engages employees and empowers talent to develop. We recognize that a workforce encompassing a variety of backgrounds is critical to the Corporation’s success and vital to its culture. A diverse workforce not only reinforces Brookfield’s core principles, which include a long-term focus and collaboration, but also provides for a more dynamic and interesting work environment and supports efforts to provide equal employment opportunities, continuing to attract and retain top talent. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively recruit people who align with the attributes of a Brookfield leader and have the potential to develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by ensuring there is a diverse slate of candidates. With our focus on diversity, we have developed objective criteria for each role by which to evaluate all candidates and ensure that there is diversity among the interviewers who ultimately make hiring decisions.

Governance Initiatives

Our governance framework for portfolio companies in which we have a controlling interest consists of five (5) main pillars:

•	Board of Directors and Committees

•	Reporting Hotline

•	Cybersecurity Program

•	Anti-Bribery and Corruption Policy

•	Code of Business Conduct and Ethics

In addition to the above, we also adhere to a rigorous conflicts protocol and guidelines where potential investments are screened for possible conflicts of interest and elevated for review to an internal conflicts committee, consisting of senior Brookfield executives, if necessary. We have also adopted Brookfield’s personal trading policy (the “Brookfield Trading Policy”) that we believe exceeds standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making process.

In recent years, data privacy and cybersecurity have become key governance priorities for global companies. The Corporation’s operations are providers of essential products and services to global economies and as such, data privacy

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and cybersecurity are critical to their uninterrupted operations. The Corporation continues to focus on strengthening our risk mitigation in these areas through several measures.

For example, our cybersecurity programs are aligned with industry best practices. As part of this ongoing commitment, we are focused on continuously enhancing our programs to align and in some cases, exceed controls of the National Institute of Standards and Technology 2.0 Cybersecurity Framework. We regularly engage leading third-party industry experts to assess the effectiveness of foundational cybersecurity controls across operations. We also involve third-party technical specialists to complete technical audits across all of our operations. This includes leveraging best-in-class software to scan for potential vulnerabilities, support ongoing network monitoring, and enhance overall threat detection capabilities. If applicable, we provide our operations with technical support and resources to expedite remediation activities and address potential vulnerabilities.

Disaster recovery and business continuity are also crucial elements of our comprehensive cybersecurity strategy. Our priority is to ensure that our portfolio companies are well prepared to maintain business continuity in the unlikely event of a disaster scenario. Understanding critical systems and collaborating with our companies to implement effective plans and processes forms the backbone of our disaster recovery efforts. This includes providing business continuity support through our partnership programs, assisting with the necessary technologies to put these plans into action, and conducting ongoing training on, and regular validation of, disaster recovery plans and systems. These measures ensure that our companies are equipped to quickly respond to risks and threats, allowing them to recover critical systems and operations in a timely manner and minimize the impact to their operations. By integrating disaster recovery into our cybersecurity program, we demonstrate our commitment to safeguarding our assets and operations and maintaining resilience against potential threats. See Item 16K, “Cybersecurity” in our Annual Report on Form 20-F for further details.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “code”), a copy of which has been filed on our SEDAR+ profile at www.sedarplus.ca and on our EDGAR profile at www.sec.gov/edgar and may also be found on the Corporation’s website https://bbuc.brookfield.com/ under “Governance Documents”. The code provides guidelines to ensure that all employees, including our directors, honour our commitment to conducting business relationships with respect, openness and integrity. The Audit Committee is to be notified of any significant reports of activities that may be in violation of the code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Governance and Nominating Committee and/or the Board of such reports.

The Board promotes the highest ethical business conduct. The Board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction is obligated to declare his or her interest at the beginning of a Board meeting and refrain from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.

Personal Trading Policy

The Brookfield Trading Policy applies to the directors and employees of Brookfield and its controlled public affiliates, including the Corporation. The Brookfield Trading Policy sets forth basic guidelines for trading in the securities of Brookfield and the Corporation and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield and its controlled public affiliates, including the Corporation. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. The Corporation has adopted the Brookfield Trading Policy, which applies to all its directors, officers and employees.

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Part Four – Director Compensation and Equity Ownership

Director Compensation

Each of our current directors (other than Messrs. Cyrus Madon and Jeffrey Blidner) receives a retainer of $165,000 per year for serving on the Board and various Board committees, if requested. The Corporation does not pay any compensation in connection with Messrs. Madon’s or Blidner’s Board service and, if elected at the meeting, the Corporation does not intend to pay any compensation in connection with Ms. Pearson’s Board service. The Corporation pays the chair of the Audit Committee an additional $20,000 per year, the chair of the Governance and Nominating Committee an additional $10,000 per year and the lead independent director an additional $10,000 per year. In addition, the directors of the Corporation who regularly reside outside the east coast of North America also receive an additional $15,000 per year. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the BBU General Partner, and in the case of the non-overlapping directors, as a director of BBHC during the year ended December 31, 2025. The directors are paid in U.S. dollars.

Director Compensation Table

Name	Fees Earned in Cash $		Share and option-based awards $	All other compensation in Cash $		Compensation Total $
Jeffrey Blidner(a)	–		–	–		–
Cyrus Madon(a)	–		–	–		–
David Court	165,000		–	205,000	(b)	370,000
Stephen Girsky	165,000		–	614,000	(c)	779,000
David Hamill	180,000	(d)	–	–		180,000
Anne Ruth Herkes	180,000	(d)	–	–		180,000
John Lacey	175,000	(e)	–	85,000	(f)	260,000
Don Mackenzie	165,000		–	–		165,000
Michael Warren	165,000		–	–		165,000
Patricia Zuccotti	192,500	(g)	–	55,000	(b)	247,500

Notes:

(a)	Jeffrey Blidner and Cyrus Madon did not receive any compensation in their respective capacities as directors of the BBU General Partner or of BBHC.

(b)	Includes: (i) $150,000 for serving as a board member of Scientific Games, a subsidiary of the Corporation (ii) $35,000 for serving on a special committee of independent directors that evaluated and recommended to the Board the sale of certain assets to the Brookfield Private Equity Fund (“BPE”) in July 2025; and (iii) $20,000 for serving on a special committee of independent directors that evaluated and recommended to the BBU General Partner Board and the BBHC Board the Arrangement.

(c)	Payment made to Mr. Girsky’s company, VectoIQ, LLC (“VectoIQ”), under an award that was issued to VectoIQ in 2018 in exchange for consulting services that VectoIQ provided to Brookfield in connection with due diligence work completed to support the acquisition of Clarios International Inc.

(d)	Includes annual long-distance travel stipend of $15,000.

(e)	Mr. Lacey served as both the chair of the Governance and Nominating Committee and the lead independent director in 2025 and received $10,000, in aggregate, for serving in both roles.

(f)	Includes: (i) $50,000 for serving as the chair of a special committee of independent directors that evaluated and recommended to the BBU General Partner Board and the BBHC Board the sale of certain assets to BPE in July 2025; and (ii) $35,000 for serving as the chair of a special committee of independent directors that evaluated and recommended to the BBU General Partner Board and the BBHC Board the conversion of BBU and the Arrangement.

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(g)	Includes $20,000 for serving as the chair of the Audit Committee and $7,500 for the annual long-distance travel stipend (the $15,000 annual long-travel stipend for Patricia Zuccotti was split between the partnership/BBHC and their affiliates and Brookfield Renewable Partners L.P.).

The Governance and Nominating Committee will periodically review Board compensation in relation to the Corporation’s peers and other similarly sized companies and is responsible for approving changes in compensation for non-Brookfield directors.

No director compensation in 2025 was paid in the form of option-based awards or share-based awards. None of the directors of the Corporation hold any share-based or option-based awards in the Corporation.

Equity Ownership of Directors

The current directors of the Corporation together beneficially own less than 1% of the Class A Shares.

To provide members of the Board with compensation opportunities that align their long-term interests with those of the Corporation’s shareholders, in March 2026 the Corporation adopted a deferred share unit plan (the “BBUC DSU Plan”). The BBUC DSU Plan is administered by the Governance and Nominating Committee.

The BBUC DSU Plan provides members of the Board the opportunity each calendar year to elect to receive all or a portion of their director’s fees in the form of deferred share units (“BBUC DSUs”) under the BBUC DSU Plan. If no election has been received, the director’s fees shall be paid in cash.

The number of BBUC DSUs issued under the BBUC DSU Plan is based on the dollar value of the director’s fees allocated to the BBUC DSU Plan divided by the volume weighted average price of a Class A Share on the NYSE for the five (5) trading days immediately preceding the date of issuance. The BBUC DSUs vest immediately upon issuance. Additional BBUC DSUs will be automatically issued to participants to reflect dividends paid on the number of Class A Shares that is equivalent to the number of BBUC DSUs held by a participant on the record date of such dividend. These additional BBUC DSUs are subject to the same vesting provisions as the underlying BBUC DSUs.

The BBUC DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The redemption value of a BBUC DSU will be equivalent to the closing price on the applicable date of a Class A Share as reported on the NYSE.

No BBUC DSUs have been issued under the BBUC DSU Plan, and no issuances of BBUC DSUs will occur until calendar year 2027.

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Part Five – Report on Executive Compensation

Executive Overview

The Corporation is externally managed by the Service Providers. Our named executive officers (“NEOs”) are employees of the Service Providers and comprise the core senior management team of the Service Providers dedicated to our group. The Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to the Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a Class A Share on the principal stock exchange for the Class A Shares (based on trading volumes), multiplied by the number of Class A Shares outstanding at the end of the quarter (and assuming the full conversion of any securities then outstanding that are convertible, redeemable or exchangeable for, Class A Shares), plus, without duplication, the value of securities of the other Service Recipients, if any, that are not held by the Corporation, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. This relationship may give rise to conflicts of interest between our group and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of our group and our shareholders.

The Service Recipients, including the Corporation, also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The senior management team members of the Service Providers perform functions for the Corporation that would make them NEOs of the Corporation. Brookfield, and not the Corporation, determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Providers performed functions similar to those of a chief executive officer and chief financial officer for the partnership and the other individuals are the three (3) next most highly paid executive officers of the Service Providers providing management services to the partnership for the year ended December 31, 2025:

Name	Age	Years of Experience in Relevant Industry or Role	Years at Brookfield	Position with the Service Providers as of December 31, 2025
Cyrus Madon	61	38	28	Executive Chairman
Anuj Ranjan	47	26	20	Chief Executive Officer
Jaspreet Dehl	49	28	16	Chief Financial Officer
Amanda Marshall	41	19	5	Managing Director, Tax
A.J. Silber	46	21	14	Managing Director, General Counsel and Corporate Secretary

Compensation Elements Paid by Brookfield

In order to create alignment of interests between shareholders and management while minimizing management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value

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creation, executives receive a substantial portion of their compensation in awards under long-term incentive plans which reinforces the focus on long-term value creation, aligns the interests of executives with other shareholders and encourages management to follow a rigorous forward-looking risk assessment process when making business decisions. Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but a larger percentage of their total compensation is in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive within the asset management industry. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility. As executives progress within Brookfield, they have the opportunity to reinvest their cash bonus into deferred share units under the DSUP (as defined below), or restricted shares (“Restricted Shares”) under the Restricted Stock Plan (as defined below), thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that the committee of the applicable Brookfield board of directors responsible for overseeing executive compensation (“Brookfield Compensation Committee”) grant additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made in the form of long-term incentive plan awards and assist Brookfield in retaining key employees who have the potential to add value to Brookfield over the longer-term.

The Corporation has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by the Corporation.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing our group’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and for making decisions and taking actions consistent with Brookfield’s long-term focus. These pertain, in part, to the performance of our group’s earnings from operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

The goal is to align management’s interests with those of Brookfield’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Class A Limited Voting Shares of BN (“BN Class A Shares”) and/or the Class A Limited Voting Shares of BAM (“BAM Class A Shares” and, together with the BN Class A Shares, the “Brookfield Class A Shares”). Executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, payments under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit Brookfield. The purpose of these long-term incentive plans is to reinforce the focus on long-term value creation, align the interests of executives with other shareholders of Brookfield and encourage management to follow a rigorous, forward-looking risk assessment process when making business decisions. These compensation arrangements are intended to ensure that

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we are able to attract and retain highly qualified executives. Total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has three (3) forms of long-term incentive plans, of which the terms are substantially the same between each of BN and BAM, in which NEOs of the Corporation participate. They are described below in more detail:

(1)	Management Share Option Plan. The management share option plans (“MSOP”) govern the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the respective Brookfield board of directors. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. The Brookfield compensation committees have specific written mandates to review and approve executive compensation and make recommendations for approval to the respective Brookfield board of directors with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving our group’s objectives. Consideration is also given to the number and value of previous option grants. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six (6) business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five (5) business days preceding the effective grant date.

(2)	Deferred Share Unit Plan. Brookfield’s deferred share unit plans (the “DSUP”) provide for the issuance of deferred share units (“DSUs”), the value of which is equal to the value of the respective Brookfield Class A Shares. DSUs vest over periods of up to five (5) years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the applicable Brookfield Compensation Committee. DSUs are granted based on the value of the respective Brookfield Class A Shares at the time of the award (the “DSU allotment price”). In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plans. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

(3)	Restricted Stock Plans. Brookfield’s restricted stock plans (the “Restricted Stock Plan”) and escrowed stock plans (the “Escrowed Stock Plan”) were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted Shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted Shares vest over a period of up to five (5) years, with the exception of Restricted Shares awarded in lieu of a cash bonus which vest immediately. Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (an “Escrowed Company”) to executives and other individuals designated by the applicable Brookfield board of directors. Each Escrowed Company is capitalized with common shares and preferred shares issued to Brookfield. Each Escrowed Company uses its resources to directly and indirectly purchase Brookfield Class A Shares or common shares of Brookfield Asset Management ULC (“ULC Shares”). Dividends paid to each Escrowed Company on the Brookfield Class A Shares or ULC Shares acquired by the Escrowed Company are used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares or ULC Shares acquired by an Escrowed Company will not be voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange Escrowed Shares for Brookfield Class A Shares issued from treasury no more than ten

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(10) years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable Escrowed Company. The applicable Brookfield Compensation Committee makes recommendations for approval by the respective Brookfield board of directors with respect to the proposed allocation of Escrowed Shares to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers.

Performance Graph

The analysis below shows the performance of the BBU Units on the TSX as compared to the S&P/TSX Composite Index Total Return for the last five (5) years. Given that the Corporation began publicly trading on March 31, 2026 and does not have five (5) years of operating history, the performance of BBU Units over this period is an appropriate proxy for Class A Shares. The performance of our publicly traded equity securities is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Cumulative Total Return on C$100 Investment Assuming
Dividends are Reinvested

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
BBU Units	100.0	62.8	76.2	95.5	138.1
S&P/TSX Composite Total Return Index	100.0	94.2	105.4	128.2	168.9

Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the years ended December 31, 2025, December 31, 2024 and December 31, 2023, during which time the NEOs provided services to our group. The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. The Corporation is not responsible for determining or paying their compensation.

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Cyrus Madon, Amanda Marshall and A.J. Silber are paid in Canadian dollars and Anuj Ranjan is paid in United Arab Emirates dirham (“AED”). Jaspreet Dehl was paid in Canadian dollars in 2023 and 2024, and in Canadian dollars and British pounds sterling in 2025, before and after relocating from Canada to the United Kingdom, respectively. All compensation amounts have been converted into U.S. dollars at the exchange rates as reported by Bloomberg for 2025 of C$1.00 = US$0.7159, AED1.00 = US$0.2723, GBP1.00 = US$1.3191, respectively, unless otherwise noted.

Summary Compensation Table
			Non-equity Incentive Plan Compensation				Options-based Awards
Name and Principal Position with the Service Providers	Year	Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (b)	Restricted Shares	Long Term Incentive Plans (c)	Escrowed Shares (d)	Options (e)	All Other Compensation (f)	Total Annual Compensation
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Cyrus Madon(g) Executive Chairman	2025 2024 2023	375,000 750,000 536,925	-- -- --	-- -- --	-- -- --	-- -- --	1,610,580 4,470,600 3,520,898	-- -- --	15,082 29,604| 28,796	2,000,662 5,250,204 4,086,619
Anuj Ranjan Chief Executive Officer	2025 2024 2023	1,000,000 1,000,000 --	1,000,000 1,000,000 --	-- -- --	-- -- --	-- 102,552 --	4,026,450 5,588,250 --	-- -- --	66,651 80,696 --	6,093,101 7,771,498 --
Jaspreet Dehl Managing Partner, Chief Financial Officer	2025 2024 2023	584,024 465,335 429,540	572,116 465,335 429,540	-- -- --	-- -- --	-- -- --	-- -- --	645,641 825,105 533,646	31,434 30,463 28,796	1,833,215 1,786,238 1,421,522
Amanda Marshall Managing Director, Tax	2025 2024 2023	329,314 314,996 304,258	263,451 236,247 228,186	-- -- --	-- -- --	-- -- --	-- -- --	88,444 113,666 82,052	26,581 26,258 22,496	707,790 691,167 636,992
A.J. Silber Managing Director, General Counsel and Corporate Secretary	2025 2024 2023	322,155 307,837 286,360	193,293 169,310 157,498	-- -- --	-- -- --	-- -- --	-- -- --	59,750 77,420 51,742	26,233 25,480 23,942	601,431 580,047 519,542

Notes:

(a)	Mr. Madon’s compensation consists of an annual base salary and Escrowed Shares. Each other NEO is awarded an annual incentive which they can elect to receive in cash, DSUs or Restricted Shares. None of the NEOs elected to receive some or all of their annual incentive in DSUs or Restricted Shares for 2023, 2024 or 2025.

(b)	Reflects DSUs issued in lieu of a cash incentive, at the election of the individual. No DSUs were awarded for 2023, 2024 or 2025.

(c)	Reflects advance payments made to Mr. Ranjan in 2024 under the carried interest plans for Brookfield Strategic Real Estate Partners.

(d)	The value awarded under the Escrowed Stock Plan for annual grants considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on: for 2025, a hold period of 7.5 years, a volatility of 31.348%, a risk free rate of 3.88% and a dividend yield of 4.94%; for 2024, a hold period of 7.5 years, a volatility of 29.91%, a risk free rate of 4.36% and a dividend yield of 3.71%; and for 2023, a hold period of 7.5 years, a volatility of 29.19%, a risk free rate of 4.23% and a dividend yield of 4.79%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(e)	The value awarded under the MSOP for annual grants is determined by the board of directors of BAM and considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on: for 2025, a hold period of 7.5 years, a volatility of 31.348%, a risk free rate of 3.88% and a dividend yield of 4.94%; for 2024, a hold period of 7.5 years, a volatility of 29.91%, a risk free rate of 4.36% and a dividend yield of 3.71%; and for 2023, a hold period of 7.5 years, a volatility of 29.19%, a risk free rate of 4.23% and a dividend yield of 4.79%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(f)	These amounts include annual retirement savings contributions and participation in the executive benefits program.

(g)	Mr. Madon also received compensation paid by BN in recognition of his role as Executive Vice Chair of BN for the year ended December 31, 2025. Such compensation consisted of a salary of $375,000 and an Escrowed Share award with a grant date fair value of $2,680,200 based on the grant date price of a BN Class A Share on the NYSE on February 23, 2026 of $47.11. This value awarded is determined by the BN board of directors and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 30.71%, a risk free rate of 3.88% and a dividend yield of 0.8%. This value has been discounted by 25% to reflect the five-year vesting.

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Option Awards and Share-Based Awards at December 31, 2025

The following table shows the BAM options, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2025.

			BAM Share-Based Awards
Name	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			DSUs
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in- the-money Options (b)	Number of Unvested RSs	Market Value of Unvested RSs (c)	Market Value of Vested RSs (c)	Number of Unvested ESs	Market Value of Unvested ESs (d)	Market Value of Vested ESs (d)	Number of Unvested DSUs	Market Value of Unvested DSUs (c)	Market Value of Vested DSUs (e)
	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Cyrus Madon (a)	-	-	-	-	-	1,831,967	25,884,830	26,779,644	-	-	18,554,052
Anuj Ranjan	296,625	9,733,958	-	-	-	500,000	-	36,542,792	-	-	18,341
Jaspreet Dehl	374,666	5,813,702	-	--	-	15,269	347,325	-	-	-	-
Amanda Marshall	11,675	125,422	-	-	-	-	-	-	-	-	-
A.J. Silber	14,890	307,492	214	11,231	26,438	-	-	-	-	-	-

Notes:

(a)	The market value of vested DSUs includes $5,663,809 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.

(b)	The market value of the options is the amount by which the closing price of the BAM Class A Shares on December 31, 2025 exceeded the exercise price of the options.

(c)	The market value is calculated as the number of Restricted Shares multiplied by the closing price of a BAM Class A Share on December 31, 2025. The closing price of a BAM Class A Share on the TSX on December 31, 2025 was $52.39 (C$71.90 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7286) and $52.39 on the NYSE, as applicable. The TSX or NYSE closing price on December 31, 2025 is used according to the currency in which the Restricted Shares were originally awarded.

(d)	The value of the Escrowed Shares is equal to the value of the BAM Class A Shares and ULC Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(e)	The market value is calculated as the number of DSUs multiplied by the closing price of a BAM Class A Share on December 31, 2025. The closing price of a BAM Class A Share on the TSX on December 31, 2025 was $52.39 (C$71.90 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7286) and $52.39 on the NYSE, as applicable. The TSX or NYSE closing price on December 31, 2025 is used according to the currency in which the DSUs were originally awarded.

Outstanding Option Awards at December 31, 2025

The following table shows the details of each option of BAM outstanding at December 31, 2025.

	BAM Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options ($)(a)
Anuj Ranjan	34,125	17.81	February 16, 2027	1,180,002
	56,250	17.81	February 16, 2027	1,945,058
	112,500	19.50	February 25, 2028	3,699,574
	93,750	21.36	February 25, 2029	2,909,325
	296,625			9,733,958
Jaspreet Dehl	10,237	17.81	February 16, 2027	353,983
	12,937	19.50	February 25, 2028	425,435
	3,750	19.50	February 25, 2028	123,319

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	BAM Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options ($)(a)
	38,325	21.36	February 25, 2029	1,189,332
	14,128	27.99	December 13, 2029	344,696
	2,090	32.75	February 24, 2030	41,044
	15,150	31.46	February 21, 2031	317,129
	3,441	41.24	February 17, 2032	38,365
	8,983	41.24	February 17, 2032	100,155
	4,236	35.13	February 15, 2033	73,120
	100,414	35.13	February 15, 2033	1,733,296
	3,699	40.07	February 15, 2034	45,578
	83,451	40.07	February 15, 2034	1,028,250
	2,353	59.62	February 23, 2035	0
	71,472	59.62	February 23, 2035	0
	374,666			5,813,702
Amanda Marshall	4,375	35.13	February 15, 2033	75,519
	4,050	40.07	February 15, 2034	49,902
	3,250	59.62	February 23, 2035	0
	11,675			125,422
A.J. Silber	4,837	17.81	February 16, 2027	167,258
	1,828	19.50	February 25, 2028	60,114
	2,625	35.13	February 15, 2033	45,311
	2,825	40.07	February 15, 2034	34,809
	2,775	59.62	February 23, 2035	0
	14,890			307,492

Notes:

(a)	The market value of the options is the amount by which the closing price of the BAM Class A Shares on December 31, 2025 exceeded the exercise price of the options. All values are calculated using the closing price of a BAM Class A Share on December 31, 2025 on the NYSE of $52.39.

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Value Vested or Earned During 2025

The following table shows the value of all BAM options, share-based awards, and non-equity plan compensation which vested or were earned during 2025.

	Value Vested During 2025 (a)
Named Executive Officer	Options (b) ($)	DSUs (c) ($)	Restricted Shares (d) ($)	Escrowed Shares (e) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Cyrus Madon	-	417,437	-	12,181,398	-
Anuj Ranjan	-	-	-	-	1,000,000
Jaspreet Dehl	1,087,556	-	50,583	-	572,116
Amanda Marshall	37,621	-	-	-	263,451
A.J. Silber	24,134	-	12,489	-	193,293

Notes:

(a)	All values are calculated using the closing price of a BAM Class A Shares on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2025 of C$1.00 = US$0.7159. The value of the Escrowed Shares is equal to the value of the BAM Class A Shares and ULC Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(b)	Values represent the amount by which the value of BAM Class A Shares exceeded the exercise price on the day the options vested.

(c)	Values in this column represent the value of DSUs vested in 2025.

(d)	Values in this column represent the value of Restricted Shares vested in 2025.

(e)	The value of the Escrowed Shares is equal to the BAM Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

The Corporation’s Clawback Policy (the “Clawback Policy”) provides for the reimbursement of incentive and equity-based compensation by executive officers in the event of restatements and is designed to comply with the clawback rules of the U.S. Securities and Exchange Commission and the related exchange listing standards (the “U.S. Clawback Rules”).

Pursuant to the Clawback Policy, an executive officer may be required to repay or otherwise forfeit an amount equal to some or all of any cash payments or equity awards granted or paid to, or earned by, such executive officer under the terms of any of the applicable incentive compensation or long-term incentives plans. This payment may be required in the event that the Corporation is required to prepare an accounting restatement due to the Corporation’s material noncompliance with any financial reporting requirement under United States federal securities laws or to avoid a material financial misstatement.

The Board has full and final authority to make all determinations under the Clawback Policy including, without limitation, whether the Clawback Policy applies and, if so, the amount of compensation to be repaid or forfeited by the executive officer. In the event that the Corporation is required to prepare an accounting restatement, the Board will review all incentive-based compensation that is (i) granted, earned or vested wholly or in part upon the attainment of one more measures that are determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, or derived wholly or in part from such measures and (ii) received by its executive officers (a) after beginning service as an executive officer, (b) during the three (3) completed fiscal years immediately preceding the date on which the Corporation is required to prepare the accounting restatement (as well as during any transition period specified in the U.S. Clawback Rules), (c) while the Corporation has a class of securities listed on a U.S. national securities exchange, and (d) after the U.S. Clawback Rules became effective. If the Board determines that one or more executive officers received any erroneously awarded compensation in connection with an accounting restatement, the Board will seek recoupment from such executive officers of all such erroneously awarded compensation, unless a committee of independent directors of the Board determines that one of the

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impracticality exceptions set forth in the U.S. Clawback Rules is available. Any appropriate method may be used for recouping erroneously awarded compensation.

Pension and Retirement Benefits

Our NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and the Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with the Corporation.

While the NEOs participate in Brookfield’s long-term incentive plans, the Corporation does not reimburse the Service Providers for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

The following table provides a summary of the termination provisions in Brookfield’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment.

Exceptions are approved by the chair of the applicable Brookfield Compensation Committee or its board of directors, depending on the circumstances.

2026 MANAGEMENT INFORMATION CIRCULAR /39

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of Brookfield’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable(a) on the day employment terminates. Unvested units are forfeited.

Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(a) from the termination date, after which unexercised options are cancelled immediately.

Upon date of termination, all vested and unvested options are cancelled.

Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six (6) months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period Unvested shares are forfeited.

Notes:

(a)     Up to but not beyond the expiry date of the options.

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Part Six – Other Information

Indebtedness of Directors, Officers and Employees

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the Corporation or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation, the Service Providers or any of their respective subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the Corporation.

Audit Committee

Additional information about the Audit Committee required by Part 5 of National Instrument 52-110 — Audit Committees can be found under Item 6.C in our Annual Report on Form 20-F under the heading “Audit Committee,” under Item 16A “Audit Committee Financial Expert”, which is posted on the Corporation’s website, https://bbuc.brookfield.com/ under “News & Events—Events” and is also filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. A copy of our Annual Report on Form 20-F can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” in Part Six of this Circular. The Audit Committee charter is available on the Corporation’s website at https://bbuc.brookfield.com/ under “Governance Documents”.

Related Party Transactions

BN is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. BN has three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. BN’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities. The BN Class A Shares are listed on the NYSE and on the TSX under the symbol “BN”. The registered office of BN is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.

BAM is a leading global alternative asset manager, headquartered in New York, New York, with over $1 trillion of assets under management across infrastructure, energy, private equity, real estate, and credit. BAM’s objective is to generate attractive, long-term risk-adjusted returns for the benefit of its clients and shareholders. BAM manages a range of public and private investment products and services for institutional and private wealth investors. BAM earns asset management income for doing so and ensures strong alignment of interests with its client by investing Brookfield capital alongside them. BAM’s access to large-scale capital enables it to make investments in sizeable, premier assets and businesses across geographies and asset classes that BAM believes few others can. The BAM Class A Shares are listed on the on the NYSE and on the TSX under the symbol “BAM”. BAM’s head office is located at Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York, 10281-1048, United States.

We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable the Corporation to be established as a separate entity from Brookfield and other public and private investment vehicles and programs that Brookfield currently manages and participates in, and may in the future manage and participate in Brookfield Accounts (as defined in the Annual Report on Form 20-F) and to pursue our vision of being a leading owner and operator of business services and industrial operations on a global basis that is managed within Brookfield’s broader investment platform. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. Please refer to the information contained in our Annual Report on Form 20-F under Item 7.B “Related Party Transactions”, Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”, Item 5.B “Liquidity and Capital Resources—Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices”, Item 7.A “Major Shareholders” and Note 25 to

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the consolidated financial statements of BBU for the year ended December 31, 2025 for a description of these relationships as well as actual and potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our group’s relationship with Brookfield.

Management Contracts

The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, the “Service Providers”, which are wholly-owned subsidiaries of BAM, provide management services to us pursuant to our Master Services Agreement. Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a Class A Share on the principal stock exchange for the Class A Shares (based on trading volumes), multiplied by the number of Class A Shares outstanding at the end of the quarter (and assuming the full conversion of any securities then outstanding that are convertible, redeemable or exchangeable for, Class A Shares), plus, without duplication, the value of securities of the other Service Recipients, if any, that are not held by the Corporation, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. For the year ended December 31, 2025, our group’s base management fee was approximately $97 million. See “Master Services Agreement” on page 116 of our Annual Report on Form 20-F for further information on the Master Services Agreement.

The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of the Corporation and our shareholders. For example, because the base management fee is calculated based on our group’s market value, it may create an incentive for Brookfield to increase or maintain our group’s market value over the near-term when other actions may be more favorable to the Corporation and our shareholders. Similarly, Brookfield may take actions to decrease distributions on the Class A Shares or defer acquisitions in order to increase our market value in the near-term when making such distributions or acquisitions may be more favorable to us or our shareholders.

BPEG Manager Holdings LP, a subsidiary of BAM, also receives incentive dividends from the Corporation in connection with its ownership of the Special Shares based on the growth in the market value of the Class A Shares quarter-over- quarter (but only after the market value exceeds the incentive dividend threshold, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value of Class A Shares for the previous quarter and (ii) the incentive dividend threshold at the end of the previous quarter) multiplied by the number of Class A Shares outstanding at the end of the quarter. This relationship may give rise to conflicts of interest between the Corporation and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of the Corporation or our shareholders.

Normal Course Issuer Bid

The Corporation may from time-to-time, subject to applicable law, purchase Class A Shares for cancellation in the open market, provided that any necessary approval has been obtained.

Prior to the completion of the Arrangement, BBU from time-to-time repurchased LP Units for cancellation in the open market. On August 15, 2025, the TSX accepted a notice of BBU’s intention to renew its normal course issuer bid in respect of its LP Units (the “BBU NCIB”), which permitted the partnership and its affiliates to repurchase up to 4,441,425 issued and outstanding LP Units. For the year ended December 31, 2025, BBU repurchased 4,667,060 BBU Units. Following the year ended December 31, 2025 and up to March 27, 2026, BBU repurchased an additional 499,420 BBU Units and BN purchased 98,088 BBU Units under the BBU NCIB. The BBU NCIB was terminated in connection with the completion of the Arrangement.

On August 15, 2025, the TSX accepted a notice of BBHC’s intention to renew its normal course issuer bid (the “NCIB”), which permitted BBHC and its affiliates to repurchase up to 3,499,836 issued and outstanding BBHC Exchangeable Shares. Repurchases were authorized to commence on August 19, 2025. Following the completion of the Arrangement, the Corporation is authorized to repurchase Class A Shares pursuant to and subject to the limits previously applicable to the BBHC Exchangeable Shares pursuant to the NCIB.

2026 MANAGEMENT INFORMATION CIRCULAR /42

For the year ended December 31, 2025, BBHC repurchased 3,876,525 BBHC Exchangeable Shares. Following the year ended December 31, 2025 and up to March 27, 2026, BBHC repurchased an additional 891,240 BBHC Exchangeable Shares and BN purchased 98,336 BBHC Exchangeable Shares. The Corporation is permitted to repurchase up to 1,591,258 Class A Shares under the NCIB as of March 31, 2026.

The price to be paid for our Class A Shares under the NCIB will be the market price at the time of purchase or such other price as may be permitted. The actual number of Class A Shares to be purchased and the timing of such purchases will be determined by the Corporation and all purchases will be made through the facilities of the TSX and the NYSE or alternative trading systems in Canada and the United States.

Following March 31, 2026 and up to April 30, 2026, the Corporation repurchased 514,827 Class A Shares under the NCIB.

A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbuc.enquiries@brookfield.com.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and our Annual Report on Form 20-F. Upon request to the Corporate Secretary of the Corporation, the Corporation will also provide any person or company with the Financial Statements and/or the Corporation’s interim financial statements and related management’s discussion and analysis (“MD&A”) for periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in such financial statements and MD&A. Requests for the Annual Report on Form 20-F, Financial Statements, Interim Statements and MD&A can be made to the Corporation by mail at 225 Liberty Street, 8th Floor, New York, NY 10281-1048, by telephone at 212-417-7000, or by email at bbuc.enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bbuc.brookfield.com/, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated May 7, 2026.

2026 MANAGEMENT INFORMATION CIRCULAR /44

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

“A.J. Silber”

A.J. Silber
Managing Director, General Counsel

and Corporate Secretary

May 7, 2026

2026 MANAGEMENT INFORMATION CIRCULAR /45

Appendix A – CHARTER OF THE BOARD

BROOKFIELD BUSINESS CORPORATION

Board of Directors Charter

1.	Purpose of the Corporation

Brookfield Business Corporation (the “Corporation”) and its related entities have been established to issue a security (the “Class A Shares”) that provides an economic return equivalent to the previously listed non-voting limited partnership units of Brookfield Business Partners L.P. and the previously listed class A exchangeable subordinate voting shares of Brookfield Business Corporation. In furtherance of the foregoing, the Corporation will (i) establish, acquire and/or hold interests in certain holding subsidiaries (collectively, the “Holding Entities”); (ii) engage in any activity related to the capitalization and financing of the Corporation’s interests in the Holding Entities; and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that lawfully may be conducted by a corporation incorporated under the Business Corporations Act (British Columbia) and the Corporation’s constating documents, provided that as long as any Class A Share is listed and traded on a stock exchange in Canada, the Corporation shall not engage in an activity referred to in (ii) or (iii) to the extent such activity may disqualify the Corporation from being considered a “mutual fund corporation” for purposes of the Income Tax Act (Canada).

2.	Role of the Board

The board of directors (the “Board”) of the Corporation meets regularly to review reports by the Corporation’s Service Providers (as defined below) on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of the Service Providers, the Board performs the following functions:

(a)            supervising the service providers appointed pursuant to the master services agreement among the Corporation, such Service Providers and the Holding Entities (the “Master Services Agreement”) or any other service agreement or arrangement that is contemplated by the Master Services Agreement (collectively, the “Service Providers”) in the provision of services pursuant to the Master Services Agreement;

(b)            capitalizing and financing the Corporation’s interests in the Holding Entities;

(c)            providing oversight of the activities of Holding Entities; and

(d)            overseeing the other activities of the Corporation.

3.	Authority and Responsibilities

The Board meets regularly to review reports by the Service Providers on the Corporation’s performance. In addition to the general supervision of the provision of services by the Service Providers, the Board performs the following functions:

(a)            Strategic Planning – overseeing the long-term strategic-planning process of the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)            Risk Assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of addressing those risks;

(c)            Human Resources – at least annually, reviewing the management team overseeing the Corporation’s business operations and activities, evaluating key members of senior management, including the CEO, and assessing the Corporation’s talent and succession plans and;

Board of Directors Charter	1

(d)            Disclosure Policy – adopting a disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(e)            Sustainability – overseeing the Corporation’s approach to sustainability matters at both the Corporation level and within the Corporation’s subsidiaries as reported to the Board by the Governance and Nominating Committee;

(f)            Corporate Governance – developing and promoting a set of effective corporate governance principles and guidelines applicable to the Corporation;

(g)           Internal Controls – reviewing and monitoring the controls and procedures within the Corporation and its subsidiaries to maintain its integrity including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(h)           Culture – on an ongoing basis, satisfy itself that the CEO and other executive officers of the Service Providers create a culture of integrity throughout the Corporation and its subsidiaries, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies and procedures; and

(i)            Whistleblowers – in conjunction with the Audit Committee of the Board, establish whistleblower policies for the Corporation providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Corporation’s whistleblower policies and practices to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

4.	Composition and Procedures

(a)            Size of Board and Selection Process – The directors of the Corporation are elected by its shareholders from time to time. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes a slate of nominees for election, the number of which is subject to limits in the articles. The Board also recommends the number of directors from time to time.

(b)            Qualifications – Directors should have the highest personal and professional ethics and values. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. At least a majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. The Board is committed to developing and promoting diversity, including ethnic and gender diversity. The Board has adopted a gender diversity target that at least 30% of the entire Board be women.

(c)            Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation program for new directors and director roles and responsibilities. In addition, directors will, as required, receive continuing education to maintain a current understanding of the Corporation’s business and operations, the industries, and sectors in which the Corporation operates on a global basis, material developments and trends in private equity investing and the Corporation’s strategic initiatives.

(d)            Meetings – The Board holds at least four (4) scheduled meetings a year, including one at which the Board reviews and approves the annual business plan and long-term strategy. The Executive Chairman is responsible for approving the agenda for each Board meeting. Prior to each Board meeting, the Executive Chairman reviews agenda items for the meeting with the CEO, CFO and other members of senior management before circulation to the full Board. Materials for each meeting are distributed to the directors

Board of Directors Charter	2

in advance of the meetings. At the conclusion of each Board meeting: (i) the Board meets in a private session, chaired by the Executive Chairman; (ii) the independent directors also meet in a private session, chaired by the lead independent director.

(e)            Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: (i) Audit; and (ii) Governance and Nominating. Special committees may be established to assist the Board with specific matters. The chair of each committee reports to the Board following meetings of the committee. The Charters of each standing committee are reviewed and approved annually by the Board.

(f)            Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole and the committees of the Board.

(g)            Compensation – The Governance and Nominating Committee recommends to the Board the compensation for directors. It is the policy of the Corporation that Brookfield-employed directors do not receive compensation for their service on the Board. In reviewing the adequacy and form of compensation for directors, the committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation.

(h)            Access to Independent Advisors – The Board and any committee may at any time retain financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Executive Chairman, retain an advisor at the expense of the Corporation.

(i)            Charter of Expectations for Directors – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behavior, security ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This description of the Board of Directors Charter was reviewed and approved by the board of directors of Brookfield Business Corporation on March 27, 2026.

Board of Directors Charter	3

Brookfield Business Corporation

bbuc.brookfield.com

NYSE: BBUC

TSX: BBUC